SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

OVERLAND STORAGE, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

690310206

(CUSIP Number)

June 3, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

Cusip No. 690310206

1.	Names of Reporting Persons

Pinetree Income Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power

0
	6.	Shared Voting Power

600,702
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

600,702

9.	Aggregate Amount Beneficially Owned by each Reporting Person

600,702
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

3.4%
12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 13 pages

Cusip No. 690310206

1.	Names of Reporting Persons

Pinetree Capital Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power

0
	6.	Shared Voting Power

600,702
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

600,702

9.	Aggregate Amount Beneficially Owned by each Reporting Person

600,702
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

3.4%
13.	Type of Reporting Person (See Instructions)

CO

Page 3 of 13 pages

Cusip No. 690310206

1.	Names of Reporting Persons

Emerald Capital Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power

0
	6.	Shared Voting Power

600,702
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

600,702

9.	Aggregate Amount Beneficially Owned by each Reporting Person

600,702
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

3.4%
14.	Type of Reporting Person (See Instructions)

CO

Page 4 of 13 pages

Cusip No. 690310206

1.	Names of Reporting Persons

Pinetree Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power

0
	6.	Shared Voting Power

600,702
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

600,702

9.	Aggregate Amount Beneficially Owned by each Reporting Person

600,702
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

3.4%
15.	Type of Reporting Person (See Instructions)

CO

Page 5 of 13 pages

Cusip No. 690310206

1.	Names of Reporting Persons

Sheldon Inwentash
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power

315,000
	6.	Shared Voting Power

915,702
	7.	Sole Dispositive Power

315,000
	8.	Shared Dispositive Power

915,702

9.	Aggregate Amount Beneficially Owned by each Reporting Person

915,702
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

5.2%
12.	Type of Reporting Person (See Instructions)

IN

Page 6 of 13 pages

Item 1(a).   Name of Issuer:

Overland Storage, Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

9112 Spectrum Center Boulevard

San Diego, California 92123

Item 2(a).   Name of Person(s) Filing:

Pinetree Income Partnership

Pinetree Capital Investment Corp.

Emerald Capital Corp.

Pinetree Capital Ltd.

Sheldon Inwentash

Item 2(b).   Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of Pinetree Income Partnership (“PIP”), Pinetree Capital Investment Corp. (“PCIC”), Emerald Capital Corp. (“Emerald”) and Pinetree Capital Ltd. (“Pinetree”) is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 2A2.

The address of the principal business office of Sheldon Inwentash (“Inwentash”) is 130 King Street West, Suite 2500, Toronto, Ontario Canada M5X 2A2.

Item 2(c).   Citizenship:

PIP is a partnership organized under the laws of Ontario, Canada.

PCIC is a corporation organized under the laws of Ontario, Canada.

Emerald is a corporation organized under the laws of Alberta, Canada.

Pinetree is a corporation organized under the laws of Ontario, Canada.

Inwentash is a Canadian citizen.

Item 2(d).   Title of Class of Securities:

Common Stock, no par value

Item 2(e).   CUSIP Number:

690310206

Page 7 of 13 pages

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, PIP beneficially owns an aggregate of 600,702 shares of Common Stock of the Issuer (the “PIP Shares”).

By virtue of PIP’s direct ownership of the PIP Shares and PCIC’s and Emerald’s collective ownership and control of PIP, and Pinetree’s ownership of PCIC and Emerald; PCIC, Emerald, and Pinetree may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PIP Shares.

As of the date hereof, Inwentash is deemed to beneficially own an aggregate of 915,702 shares of Common Stock. This amount includes the PIP Shares and 315,000 shares of Common Stock that Inwentash owns directly (the “Inwentash Shares”). Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares. By virtue of his position as Chief Executive Officer of Pinetree, Inwentash may be deemed to have shared power to vote the PIP Shares.

Each of PCIC, Emerald, Pinetree and Inwentash disclaims beneficial ownership of the PIP Shares.

(b)	Percent of class:

The PIP Shares represent approximately 3.4% of the Issuer’s Common Stock, based on 17,506,003 issued and outstanding shares of Common Stock of the Issuer as of May 7, 2014.

The PIP Shares and the Inwentash Shares together represent approximately 5.2% of the Issuer’s Common Stock, based on 17,506,003 issued and outstanding shares of Common Stock of the Issuer as of May 7, 2014.

Page 8 of 13 pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
	PIP:	0
	PCIC:	0
	Emerald:	0
	Pinetree:	0
	Inwentash	315,000

(ii)	Shared power to vote or to direct the vote:
	PIP:	600,702
	PCIC:	600,702
	Emerald:	600,702
	Pinetree:	600,702
	Inwentash	600,702

(iii)	Sole power to dispose or to direct the disposition of:
	PIP:	0
	PCIC:	0
	Emerald:	0
	Pinetree:	0
	Inwentash	315,000

(iv)	Shared power to dispose or to direct the disposition of:
	PIP:	600,702
	PCIC:	600,702
	Emerald:	600,702
	Pinetree:	600,702
	Inwentash	600,702

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certifications.

Page 9 of 13 pages

(a)	Not applicable.

(b)	Not applicable.

(c)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2014
(Date)

PINETREE INCOME PARTNERSHIP

By:	/s/ Gerry Feldman
Name: Gerry Feldman
Title: Authorized Signing Officer*

PINETREE CAPITAL INVESTMENT CORP.

By:	/s/ Gerry Feldman
Name: Gerry Feldman
Title: Chief Financial Officer

EMERALD CAPITAL CORP.

By:	/s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: President

PINETREE CAPITAL LTD.

By:	/s/ Gerry Feldman
Name: Gerry Feldman
Title: VP Corporate Development and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* See Exhibit 2

Page 11 of 13 pages

Exhibit 1

Joint Filing Agreement

Joint Filing Agreement, dated as of June 13, 2014, by and among Pinetree Income Partnership, Pinetree Capital Investment Corp., Emerald Capital Corp., Pinetree Capital Ltd. and Sheldon Inwentash (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13G to report its beneficial interest in shares of common stock, no par value, of Overland Storage, Inc. (“Schedule 13G”) and it will file the Schedule 13G on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, but not for the completeness or accuracy of the information concerning the other Parties except to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

PINETREE INCOME PARTNERSHIP

By:	/s/ Gerry Feldman
Name: Gerry Feldman
Title: Authorized Signing Officer

PINETREE CAPITAL INVESTMENT CORP.

By:	/s/ Gerry Feldman
Name: Gerry Feldman
Title: Chief Financial Officer

EMERALD CAPITAL CORP.

By:	/s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: President

PINETREE CAPITAL LTD.

By:	/s/ Gerry Feldman
Name: Gerry Feldman
Title: VP Corporate Development and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Page 12 of 13 pages

Exhibit 2

RESOLUTION(S) OF THE PARTNERS

OF

PINETREE INCOME PARTNERSHIP (the “Partnership”)

BE IT RESOLVED that Gerry Feldman be and he is hereby authorized and empowered on behalf of the Partnership to accept and convey, assign, transfer or otherwise dispose of all or any shares, stocks, bonds, debentures, or debenture stock and other securities of every description now or hereafter registered in the name of the Partnership or held or owned by the Partnership and to make, sign and execute on behalf of the Partnership all and any instruments of acceptance, assignment and transfer and other documents whenever necessary or proper to effectuate the same with full power to appoint in their place and stead any attorney or attorneys with full power of substitution therein, and that any and all instruments of acceptance, assignment and transfer and other documents in connection therewith and heretofore signed and executed on behalf of the Partnership in accordance with the authority set out above are hereby ratified and confirmed.

THE UNDERSIGNED, being all the partners of the Partnership, hereby sign the foregoing resolution.

DATED as of the 13th day of June, 2014.

PINETREE CAPITAL INVESTMENT CORP.

Per:	/s/ Sheldon Inwentash
Sheldon Inwentash
Director

EMERALD CAPITAL CORP.

Per:	/s/ Sheldon Inwentash
Sheldon Inwentash
Director

Page 13 of 13 pages